SEC Mail Processing Section

FEB 29 2012

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAVEN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 17TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD COHEN 646-355-1471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL,FEKETE & BLOOM, CPAs
(Name – *if individual, state last, first, middle name*)

30 MONTGOMERY STREET	JERSEY CITY	NEW JERSEY	07302
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12014720

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

EXHIBIT A – OATH OR AFFIRMATION

EXHIBIT B – ACCOUNTANT'S REPORT OF INTERNAL CONTROL

EXHIBIT C – ANNUAL REPORT

EXHIBIT D – SCHEDULE I

EXHIBIT E – SCHEDULE II

EXHIBIT A

OATH OR AFFIRMATION

I, JAY GETTENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

RAVEN SECURITIES CORPORATION, as of

DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER
Title

Gary Gettenberg
Notary Public

GARY GETTENBERG
Notary Public, State of New York
No. 31-4766504
Qualified in New York County
Commission Expires October 31, 2014

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT B

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

ACCOUNTANT'S REPORT OF INTERNAL CONTROL

Raven Securities Corporation
40 Wall Street, 17th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of Raven Securities Corporation, as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

continued

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

continued

This report recognizes that it is not practical in an organization the size of this company to achieve all divisions of duties and cross checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete & Bloom

January 27, 2012

EXHIBIT C

---oOo---

RAVEN SECURITIES CORPORATION

ANNUAL REPORT

DECEMBER 31, 2011

---oOo---

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITOR'S REPORT

STATEMENT OF FINANCIAL CONDITION (2 Pages)

STATEMENT OF INCOME

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS (5 Pages)

SUPPLEMENTAL SCHEDULE:

I. COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITY AND EXCHANGE COMMISSION (4 Pages)

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

Raven Securities Corporation
40 Wall Street, 17th Floor
New York, New York 10005

We have audited the accompanying statement of financial condition of Raven Securities Corporation as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raven Securities Corporation at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mandel, Fekete + Bloom

January 27, 2012

STATEMENT OF FINANCIAL CONDITION

Raven Securities Corporation

ASSETS

		DECEMBER 31, 2011
Current		
Cash		
Signature Bank – checking account	$ 686,880	
– money market	2	$ 686,882
Clearing deposit – SunGard		100,000
Commissions receivable		881,452
Prepaid expenses		5,733
Total Current Assets		1,674,067
Property and equipment at cost		
Office equipment	57,474	
Accumulated depreciation	15,246	42,228
TOTAL ASSETS		**$1,716,295**

STATEMENT OF FINANCIAL CONDITION

Raven Securities Corporation

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES			
Accrued expenses			$ 780,339
Total Liabilities			780,339
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS			
Subordinated loan			700,000
STOCKHOLDERS' EQUITY			
Common stock – par value $1,000 Authorized – 10 shares Issued – 10 shares		$ 10,000	
Additional paid-in capital		150,000	
Retained earnings			
Balance at January 1, 2011	$ 1,127,120		
Net (loss) for the year	(1,051,164)	75,956	235,956
			$1,716,295

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

STATEMENT OF INCOME

Raven Securities Corporation

		FOR THE YEAR 2011
REVENUE		
Commission income		$ 7,645,368
EXPENSES		
Salaries	$ 3,756,103	
Health insurance	277,844	
Payroll taxes	170,341	
Clearance charges	405,311	
Error account	505,126	
Commission expense	3,139,745	
NYSE dues and expenses	140,067	
Office expense	88,135	
Quotation services	303,416	
SIPC assessment	13,668	
Insurance	45,469	
Travel and automobile expenses	126,792	
Meals and entertainment	92,429	
Professional fees	1,082,590	
Charitable contributions	3,930	
Telephone	133,635	
Rent	21,250	
Dues and subscriptions	23,594	
Interest expense	112,226	
Depreciation	10,163	10,451,834
OPERATING (LOSS)		(2,806,466)
Other Income		
Rebates and reimbursements	816,349	
Interest income	550,721	1,367,070
(LOSS) BEFORE TAXES		(1,439,396)
Provision for Income Taxes		
Current taxes	$ 7,500	
Deferred taxes	(395,732)	(388,232)
NET (LOSS)		**($1,051,164)**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Raven Securities Corporation

	FOR THE YEAR 2011
CAPITAL STOCK	
Common	
Balance at beginning of year	$ 10,000
Issuance of shares	0
Balance at end of year	10,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning of year	$ 150,000
Paid-in capital	0
Balance at end of year	150,000
RETAINED EARNINGS	
Balance at beginning of year	$1,127,120
Net (loss)	(1,051,164)
Balance at end of year	75,956
TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR	**$ 235,956**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Raven Securities Corporation

	FOR THE YEAR 2011
Balance – beginning of period	$700,000
2011 Activity	0
BALANCE – END OF YEAR	**$700,000**

STATEMENT OF CASH FLOWS

Raven Securities Corporation

		FOR THE YEAR 2011
Cash Flows from Operating Activities		
Net (Loss)	($1,051,164)	
Adjustments to Reconcile Net Income to Net Cash provided by Operating Activities		
Depreciation	10,163	
Decrease in clearing deposit	900,000	
Decrease in commissions receivable	1,630,340	
Decrease in prepaid expenses	95,485	
Decrease in accrued liabilities	(322,403)	
Decrease in taxes payable	(478,555)	
Net Cash provided by Operating Activities		$ 783,866
Cash Flows from Investing Activities:		
Purchase of property and equipment	(13,319)	
Net Cash provided by Investing Activities		(13,319)
Cash Flows from Financing Activities:		
Decrease in note payable	(100,000)	
Net Cash provided by Financing Activities		(100,000)
NET INCREASE IN CASH		**670,547**
CASH AND EQUIVALENTS AT JANUARY 1, 2011		**16,335**
CASH AND EQUIVALENTS AT DECEMBER 31, 2011		**$ 686,882**
Supplemental Cash Flow Disclosures:		
Income tax payments		$ 10,000
Interest payments		$ 112,226

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Raven Securities Corporation

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New York C-Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company previously elected to be treated on the cash basis of accounting for income tax purposes. However, due to the Company's revenue volume, it was mandated to change to the accrual basis of accounting for income tax purposes for the year 2011 and subsequent. The amount of current and deferred federal, state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates. Deferred tax expenses are recognized in the financial statements for the changes in deferred tax liabilities between years.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities. The Company's open tax years subject to examination by the relevant taxing authorities are 2008, 2009 and 2010.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Depreciation

Depreciation of property and equipment is provided over the estimated useful life on a straight-line basis.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2012 and January 27, 2012, which is the date the financial statements were to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the

first $250,000 in member banks. At December 31, 2011, the Company's uninsured cash balance totaled $618,030.

4. RELATED PARTY TRANSACTIONS

On December 22, 2010, the Company obtained a $100,000 note payable from Highland Asset Management, LLC, a related party. The note was paid on January 5, 2011.

On February 1, 2011, the Company entered into a services agreement with T-H Brokerage Services, L.L.C., a related party. The services provided include trade management, short sale compliance, risk management, account set up, marketing and bank office operations. The Company incurred a $550,000 expense relating to the services agreement. On February 1, 2011, the Company entered into a commission sharing agreement with T-H Brokerage Services, L.L.C.. The Company incurred $654,989 in commission sharing expenses during the fiscal year. The Company owed T-H Brokerage Services, L.L.C. $100,599 as of December 31, 2011.

The Company also recognized $469,473 in commission and service fee revenue during the fiscal year from WBT, L.L.C., a related party. The Company did not have a commission receivable relating to WBT, L.L.C. as of December 31, 2011.

The Company also recognized $2,953,580 in commission and service fee revenue from VTrader Pro, L.L.C., a related party. The Company had a commission receivable in the amount of $396,882 from VTrader Pro, L.L.C. as of December 31, 2011. The Company recognized $2,380,563 in expenses paid to VTrader Pro, L.L.C. relating to trade execution, volume rebates and error expenses.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities in the amount of $700,000 consisted of a note covered by a

subordinated loan agreement, which was approved by FINRA. The note matures on September 30, 2020 and bears interest of 8%.

6. COMMITMENTS

Leases

Effective May 15, 2011, the Company entered into a one-year lease agreement for office space located on the 17th floor at 40 Wall Street, New York, New York. The lease expires on May 14, 2012 and the rent is $2,500 per month.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $572,623, which was $520,600 in excess of its required net capital of $52,023.

8. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

	Current	Deferred	Total
December 31, 2011			
Federal	$ 7,500	($266,011)	($258,511)
State and Local	0	(129,721)	(129,721)
	$ 7,500	($395,732)	($388,232)

NOTES TO FINANCIAL STATEMENTS

Raven Securities Corporation

The Company incurred ($388,232) in tax expense during the 2011 fiscal year due to the current year provision of $7,500 and the reversal of 2010 deferred taxes in the amount of ($395,732).

EXHIBIT D

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Raven Securities, Inc.

		As of December 31, 2011
Total ownership equity from Statement of Financial Condition		$ 235,956
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		235,956
Add:		
Liabilities subordinated to claims of general creditors allowable In computation of net capital		700,000
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		935,956
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition (See List A)	$ 363,333	
Secured demand note deficiency	0	
Commodity futures contracts and spot commodities-proprietary capital charges	0	
Other deductions and/or charges	0	(363,333)
Other additions and/or allowable credits		
Total non-allowable accrued liabilities from Statement of Financial Condition (See List B)		0
Net Capital before haircuts on securities positions		572,623
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentration	0	
Other	0	0
NET CAPITAL		**$ 572,623**

See notes to financial statements

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Raven Securities, Inc.

As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 52,023
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
Net capital requirement	$ 52,023
Excess net capital	$ 520,600
Excess net capital at 1000%	$ 494,589

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		$ 780,339
Add:		
Drafts for immediate credit	$ 0	
Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	
Other unrecorded indebtedness	$ 0	0
Total aggregate indebtedness		$ 780,339
Percentage of aggregate indebtedness to net capital		136%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011)

Raven Securities, Inc.

	DECEMBER 31, 2011
Net capital, as reported in company's Part IIA (unaudited) focus report	$ 572,623
Audit adjustments to net capital	0
NET CAPITAL per above	**$ 572,623**

	DECEMBER 31, 2011
LIST A	
Commission receivable	$ 315,372
Prepaid expenses	5,733
Property and equipment	42,228
	$ 363,333

NOTES RE: OTHER SCHEDULES

Raven Securities, Inc.

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are not presented as part of these financial statements:

- Computation for determination of reserve requirements
- Information relating to possession or control requirements

EXHIBIT E

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

SCHEDULE II

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Raven Securities Corporation
40 Wall Street, 17th Floor
New York, New York 10005

In accordance with Rule 17a-5(e)(4) under the Securities Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Raven Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating Raven Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Raven Securities Corporation's management is responsible for Raven Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Society of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences:

continued

3. Compared any adjustments report in Form SIPC-7 with supporting schedules, working papers, SIPC-7 template and calculation of total assessment noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers, SIPC-7 template and calculation of total assessment supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete - Bloom

January 27, 2012

SIPC-7

(33-REV 7/10)

SECURIT) INVESTOR PROTECTION CORF)ATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040372 FINRA DEC
RAVEN SECURITIES CORP 6*6
C/O ACCOUNTING & COMPLIANCE INTL
40 WALL ST 17TH FL
NEW YORK NY 10005-1304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg

2. A. General Assessment (item 2e from page 2)		$ 13,668
B. Less payment made with SIPC-6 filed (exclude interest) 7/21/2011 Date Paid		(10,180)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		3,488
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,488
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,488	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raven Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of January, 2012.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINA')N OF "SIPC NET OPERATING R' ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

em No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,012,439
). Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	112,226
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,545,056
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 112,226	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	112,226
Total deductions	3,657,282
PC Net Operating Revenues	$ 5,467,383
·neral Assessment @ .0025	$ 13,668
	(to page 1, line 2.A.)

Inputs

Amount of Payment Overdue	
Days Late	
Minimum Assesment Payment	150

Caluclation of Total Assesment and Interest Due

General Assesment Payment for the First Half of the Fiscal Year	13,668
Less payment made for first half of fiscal year	10,180
Assesment Balance Due	**3,488**
Interest computed on late payment (20% per annum for each day after 15th day past due	-
Total Assesment and Interest Due	**3,488**

Calculation of General Assesment Payment (Row 7)

	Total Interest and Dividend Expense	112,226	
	Total Interest and Dividend Income	550,721	
	Interest Earned on Customers Securities Accounts		
(2a)	Revenue from FOCUS Report	X	9,012,439
(2b)	**Additions:**		
	Additional Revenues from Non-foreign Subsidiaries and Predecessors	X	
	Net Loss- Principal Transactions of Securities in Trading Accounts	X	
	Net Loss- Principal Transactions of Commodities in Trading Accounts	X	
	Interest & Dividend Expense Deducted from FOCUS Revenue	X	112,226
	Underwriting & Distribution Charges	X	
	Expenses other than: Advertising, Printing, Reistration Fees and Legal Fees Deducted in Determinging Net Profit from management of or participation in underwriting or distribution of securities	X	
	Loss on Securities- Investment Accounts	X	
	Total Additions		**112,226**
(2c)	**Deductions:**		
	Revenues from distribution of shares of registered open end investment company or unit investment trust, sale of variable annuities, business of insurance, IA services rendered to registered investment companies or insurance company separate accounts, and	X	
	Revenues from Commodity Transactions	X	
	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	X	3,545,056
	Postage Reimbursements in Coonection with Proxy Solicitation	X	
	Net Gain on Securities- Investment Accounts	X	
	100% of Commissions and Markups Earned from Transactions in (i) CDs and (ii) T-Bills, Bankers Acceptances of Commercial Paper with Maturity of 9 Months or Less from Issuance Date	X	
	Direct Expenses of Printing, Advertising and Legal Fees Incurred in Connection with Other Revenue Related to the Securities Business	X	
	Other Revenue Not Related Either Dirctly or Indirectly to the Securities Business	X	-
	Total Interest and Dividend Expense (Capped at Total Interest and Dividend Income)	112,226	X
	40% of Interest Earned on Customers Securities Accounts	-	X
	Choose Greater of Two Previous Lines	X	112,226
	Total Deductions		**3,657,282**
(2d)	SIPC Net Operating Revenues		5,467,383
(2e)	General Assessment @ .0025 (At Least 150)		13,668